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                              August 4, 2023

       George F. Chappelle, Jr.
       Chief Executive Officer
       Americold Realty Trust, Inc.
       10 Glenlake Parkway, Suite 600
       Atlanta, Georgia 30328

                                                        Re: Americold Realty
Trust, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 6, 2023
                                                            File No. 001-34723

       Dear George F. Chappelle:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A Filed April 6, 2023

       Pay Versus Performance, page 53

   1. Please provide a clear description of the relationship between compensation actually paid and net income, as
required by Regulation S-K Item 402(v)(5)(ii). Please note that it is not sufficient to state
that no relationship exists, even if a particular measure is not used in setting compensation.
   2. Please provide a Tabular List that includes your Company-Selected Measure and at least three, and up to seven,
financial performance measures, which represent the most
                                                        important financial
performance measures that you use to link compensation actually paid to your named executive
officers, for the most recently completed fiscal year, to company performance. Refer to
Regulation S-K Item 402(v)(6).
   3. We note that you have included Core EBITDA, a non-GAAP measure, as your Company-
                                                        Selected Measure
pursuant to Regulation S-K Item 402(v)(2)(vi). Please provide disclosure showing how
this number is calculated from your audited financial statements, as required by
Regulation S-K Item 402(v)(2)(v). If the disclosure appears in a different part of the definitive
proxy statement, you may satisfy the disclosure requirement by a cross-reference
thereto; however, incorporation by reference to a separate filing will not satisfy this disclosure
requirement.
 George F. Chappelle, Jr.
Americold Realty Trust, Inc.
August 4, 2023
Page 2

      Please contact Alexandra Barone at 202-551-8816 or Amanda Ravitz at
202-551-
3412 with any questions.



FirstName LastNameGeorge F. Chappelle, Jr.             Sincerely,
Comapany NameAmericold Realty Trust, Inc.
                                                       Division of Corporation
Finance
August 4, 2023 Page 2                                  Disclosure Review
Program
FirstName LastName